September 17, 2022

Scott W. Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On August 5, 2022, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Short Term Treasury Futures Strategy ETF (the “Fund”), filed post-effective amendment number 43 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On September 20, 2022, you provided comments by phone to Parker Bridgeport.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of relevant sections of the prospectus is attached to aid in your review.

General Comments

Comment 1.

(a) Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment and provide a copy of the letter and a marked prospectus by email.

(b) Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

(c) We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response.

The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment. The Registrant acknowledges the responsibility described in (c) above.

Summary Prospectus

Comment 2. Supplementally confirm that the Fee Table does not include create and redeem fees.

Response. The Registrant so confirms.

Comment 3. Supplementally confirm that the Expense Limitation Agreement described in a footnote to the Fee Table will be effective for at least one year following the effective date of the Fund.

Response. The Registrant so confirms.

Principal Investment Strategy

Comment 4.

(a) Clarify whether the Fund is an index fund.

(b) Clarify if the Fund will invest in the constituents of the index.

Response.

(a) The Registrant has added clarifying language to state that the Fund is not an index fund.

(b) The Registrant has added clarifying language to state that the Fund may invest in some of the constituents of the index.

Comment 5. Because the Fund refers to duration in its strategy disclosures, please include a corresponding risk, as a stand-alone risk or an element of Fixed Income Securities Risk.

Response. The Registrant has amended Fixed Income Securities Risk to include duration risk.

Comment 6. Because the Fund refers to money market funds in its strategy disclosures, please include a corresponding risk under principal investment risks.

Response. The Registrant has amended Underlying Funds Risk to include money market fund risk.

Comment 7. Because the Fund refers to corporate debt in its strategy disclosures, please include a corresponding risk under principal investment risks.

Response. The Registrant has included a stand-alone credit risk to address corporate debt risks.

Comment 8. Please clarify what is meant by “comparable quality” when referring to unrated securities.

Response. The Registrant has included a description of how the adviser determines comparable quality.

Comment 9. Please clarify rebalancing disclosures to provide more certainty rather than using qualifiers such as “may” rebalance.

Response. The Registrant has amended rebalancing disclosures to provide more certainty in a description of the adviser’s investment strategy.

Comment 10. Please explain supplementally, what portion of the portfolio will change in relation to a change in the composition of the index.

Response. Upon review of the nature of the Index, the Registrant is not able to forecast what portion of the portfolio will change in relation to a change in the composition of the index. The composition of the index is influenced by both longer maturity securities aging into the 7 year to 10 year window, as well as by new issues of 7 year and 10 year securities. Because the Registrant is unable to predict the size of new issues, it cannot provide a precise forecast.

Principal Investment Risks

Comment 11. Please include an explanation of maturity and related risk because security maturity is noted under principal investment strategies.

Response. The Registrant notes the effect of maturity risk is presently disclosed under fixed income risk. Upon consideration of maturity, the Registrant believes this concept is so well understood by the investment community that to include a definition would be puzzling and potentially confusing to shareholders.

Comment 12. Please review principal investment risk disclosures to assure there is a corresponding principal investment strategy disclosure. If not, please revise to align.

Response. After making the edits described above, upon review, the Registrant believes that strategy and risk disclosures are now aligned.

Comment 13. If relevant, please include LIBOR transition and phase out risk.

Response. Upon review, the Registrant does not believe LIBOR transition and phase out risk is a principal risk of the Fund.

Comment 14. Under quarterly rebalancing risk, please clarify that this gives rise to portfolio turnover risk.

Response. The Registrant has revised risk disclosures as requested.

Comment 15. Under market and geopolitical risk, please consider adding Ukraine war risk disclosures and risks related to Chinese companies delisting from US exchanges as a result of the Holding China Accountable Act.

Response. Upon review, the Registrant does not believe this presents a principal risk.

Comment 16. Please consider relocating options risk as a sub-set of derivatives risk.

Response. Upon review the Registrant prefers to leave options risk as a stand alone risk to better note the prominence of this risk.

Statutory Portion of Prospectus

Comment 17. Please consider adding the month to the year when reciting when the portfolio managers commenced serving the Fund.

Response. The Registrant has added month.

Comment 18. Please remove the bolding of the font for the paragraph beginning as “The Fund will rebalance….”.

Response. The Registrant has removed bolding.

Comment 19.

(a) Please review the alignment of the principal investment risks with principal investment strategies to assure there is alignment between both.

(b) Please list each set of principal investment risks in the order of significance or prominence to the Fund’s strategy rather than alphabetical order (i.e. order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return). Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized.

Response.

(a) Upon review, after the amendments described above, the Registrant believes principal strategies and risks are aligned.

(b) Upon review, the Registrant notes that it believes principal risks in the summary prospectus are presented as described above with principal investment risks in the order of significance or prominence followed by remaining risks in alphabetical order. The risks are presented in alphabetical order in the statutory prospectus, which the Registrant believes is consistent with prior guidance.

Comment 20. If cybersecurity is a principal investment risk, please move the related disclosure to principal investment risk in the summary and statutory portions of the prospectus.

Response. The Registrant does not believe cybersecurity is a principal risk, but wishes to acknowledge its existence to align disclosures with market convention.

Part C

Comment 21. Please have the signature for the Trust executed by an officer as the SEC staff does not believe the Trust can give a power of attorney and that it must act through its trustees and or officers. This execution may be accomplished via power of attorney.

Response. The Registrant has made the requested revision to signature protocols.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport

Senior Counsel, Thompson Hine LLP

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